March 24, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re: Premier Holding Corp.

       Registration Statement on Form 10

       File No. 000-29482

Dear Ms. Breslin:

The company has read and considered the response letter of company counsel, Kenneth Eade, to your comment letter of February 25, 2010, and adopts all of the responses contained therein.  Further, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filing; that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jack Grerory

Dr. Jack Gregory,

President